RECEIVED

2007 FEB -9 P 3:17

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office OF the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

07020918

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 22 January 2007

SUPPL

Dear Sir

J Sainsbury Announces: Voting Rights and capital, and Notification of major interests in shares

Please find enclosed a copy of the above announcements made to the London Stock Exchange on 22nd January 2007.

Yours sincerely

pp.

Hazel Jarvis
Deputy Secretary

PROCESSED

FEB 12 2007

THOMSON
FINANCIAL

Enc

J Sainsbury plc
22 January 2007

J Sainsbury plc - Voting rights and capital

In conformity with the Transparency Directive's transitional provision 6, and further to the Company's announcement on 18 December 2006, we would like to notify the market of the following:

J Sainsbury plc's capital consists of 1,716,444,187 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,716,444,187.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

END

J Sainsbury plc
22 January 2007

J Sainsbury plc - Voting rights and capital

In conformity with the Transparency Directive's transitional provision 6, and further to the Company's announcement on 18 December 2006, we would like to notify the market of the following:

J Sainsbury plc's capital consists of 1,716,444,187 ordinary shares of $28\frac{4}{7}$ pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,716,444,187.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

END

J Sainsbury plc
22 January 2007

J Sainsbury plc - Voting rights and capital

In conformity with the Transparency Directive's transitional provision 6, and further to the Company's announcement on 18 December 2006, we would like to notify the market of the following:

J Sainsbury plc's capital consists of 1,716,444,187 ordinary shares of $28\frac{4}{7}$ pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,716,444,187.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

END

J Sainsbury plc
22 January 2007

J Sainsbury plc - Voting rights and capital

In conformity with the Transparency Directive's transitional provision 6, and further to the Company's announcement on 18 December 2006, we would like to notify the market of the following:

J Sainsbury plc's capital consists of 1,716,444,187 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,716,444,187.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

END

J Sainsbury plc
22 January 2007

J Sainsbury plc - Voting rights and capital

In conformity with the Transparency Directive's transitional provision 6, and further to the Company's announcement on 18 December 2006, we would like to notify the market of the following:

J Sainsbury plc's capital consists of 1,716,444,187 ordinary shares of $28\frac{4}{7}$ pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,716,444,187.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Lynda Ashton +44 (0) 20 7695 7162

END

J Sainsbury plc - Notification of major interests in shares

On 19 January 2007, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 264,430,004 ordinary shares representing 15.41% of the issued share capital. These shares are represented by a beneficial interest of 5,682,275 (0.33% - previously disclosed 0.33%) and a non-beneficial interest of 258,747,729 (15.08% - previously disclosed 14.83%), the majority of which, 257,707,448 was held by AXA Financial Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 15.16%.

J Sainsbury plc - Notification of major interests in shares

On 19 January 2007, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 264,430,004 ordinary shares representing 15.41% of the issued share capital. These shares are represented by a beneficial interest of 5,682,275 (0.33% - previously disclosed 0.33%) and a non-beneficial interest of 258,747,729 (15.08% - previously disclosed 14.83%), the majority of which, 257,707,448 was held by AXA Financial Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 15.16%.

J Sainsbury plc - Notification of major interests in shares

On 19 January 2007, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 264,430,004 ordinary shares representing 15.41% of the issued share capital. These shares are represented by a beneficial interest of 5,682,275 (0.33% - previously disclosed 0.33%) and a non-beneficial interest of 258,747,729 (15.08% - previously disclosed 14.83%), the majority of which, 257,707,448 was held by AXA Financial Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 15.16%.

J Sainsbury plc - Notification of major interests in shares

On 19 January 2007, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 264,430,004 ordinary shares representing 15.41% of the issued share capital. These shares are represented by a beneficial interest of 5,682,275 (0.33% - previously disclosed 0.33%) and a non-beneficial interest of 258,747,729 (15.08% - previously disclosed 14.83%), the majority of which, 257,707,448 was held by AXA Financial Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 15.16%.

J Sainsbury plc - Notification of major interests in shares

On 19 January 2007, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 264,430,004 ordinary shares representing 15.41% of the issued share capital. These shares are represented by a beneficial interest of 5,682,275 (0.33% - previously disclosed 0.33%) and a non-beneficial interest of 258,747,729 (15.08% - previously disclosed 14.83%), the majority of which, 257,707,448 was held by AXA Financial Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 15.16%.

END